

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

Eric J. Lindberg, Jr.
Chief Executive Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

      Re: Grocery Outlet Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted January 17, 2020
           CIK No. 0001771515

Dear Mr. Lindberg:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services